Exhibit 12.1

 Computation of Ratios of Earnings to Fixed Charges

The following table sets forth certain information regarding our consolidated ratio of earnings to fixed charges for the five-year period ended December 31, 2014.

	Year Ending December 31,
	2014	2013	2012	2011	2010
(In thousands, except ratio data)
Income before taxes and noncontrolling interests	$167,621	$183,551	$117,316	$110,442	$109,341
Fixed charges	8,083	10,544	15,940	15,038	12,047
Adjusted earnings	175,704	194,095	133,256	125,480	121,388

Interest expense	8,049	10,511	15,899	14,997	11,984
Interest portion of operating leases	34	33	41	41	63
Fixed charges	$8,083	$10,544	$15,940	$15,038	$12,047

Ratio of earnings to fixed charges (a)	21.7	18.4	8.4	8.3	10.1

(a)	These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and noncontrolling interest and fixed charges. Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.